02 AUG -7 AM 12: 49

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

1 August 2002

02049103

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company")
under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the
"Exchange Act"). The Company's file number is indicated in the upper right hand corner of
each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted
with this letter are being submitted with the understanding that such documents will not be
deemed "filed" with the Securities and Exchange Commission or otherwise subject to the
liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission
of such documents shall constitute an admission for any purpose that the Company is
subject to the Exchange Act.

Yours faithfully,

Sandra Walters
Assistant Company Secretary

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

REGISTERED IN ENGLAND NO. 4134697
REGISTERED OFFICE: CASSINI HOUSE 57-59 ST JAMES'S STREET LONDON

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 31 July 2002, Commonwealth Bank of Australia and its subsidiaries notified the Australian Stock Exchange that they had ceased to be a substantial shareholder in Brambles Industries Limited on 26 July 2002.

On 1 August 2002, Commonwealth Bank of Australia and its subsidiaries notified the Australian Stock Exchange that they had become a substantial shareholder in Brambles Industries Limited on 30 July 2002. They now hold 48,352,493 shares in Brambles Industries Limited, which is 5.00% of its issued ordinary share capital.

1 August 2002

Contact: Sandra Walters, Assistant Company Secretary
                  Tel 020 7659 6039